 Exhibit 99.1

News Release

B2Gold Notice of 2019 Annual General and Special Meeting of Shareholders;

New Executive Appointed

Vancouver, June 10, 2019 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) will host its 2019 Annual General and Special Meeting of Shareholders (“Annual General and Special Meeting”) on Friday, June 14, 2019, at 2:00 pm PDT/5:00 pm EDT.

Following the adjournment of the Annual General and Special Meeting, Clive Johnson, President & CEO, and other B2Gold senior executives and managers, will provide a review of 2018 and a general corporate update.

The Annual General and Special Meeting will be held at the Fairmont Pacific Rim (Star Sapphire Ballroom), 1038 Canada Place, Vancouver, British Columbia, Canada.

B2Gold will also be broadcasting the Annual General and Special Meeting. If you are unable to attend in person, you may access the event by dialing the operator at +1 416-764-8688 (local - Toronto), +1 778-383-7413 (local - Vancouver) or +1 888-390-0546 (toll free - North America). You may also listen to the event via webcast: https://www.webcaster4.com/Webcast/Page/1493/30628.

A playback version of the Annual General and Special Meeting will be available for two weeks after the event by dialing +1 416-764-8677 (local - Toronto) or +1 888-390-0541 (toll free - North America). The playback passcode is 237654 #.

B2Gold Announces Appointment of Mr. Randy Reichert as Vice President, Operations

B2Gold is pleased to announce the appointment of Mr. Randy Reichert as Vice President, Operations effective June 1, 2019.

Mr. Reichert has 30 years’ experience in the mining industry and has a long history of working with B2Gold’s management team, initially with Bema Gold Corporation at its Julietta and Kupol mines in Russia’s Far East and, most recently, at B2Gold’s Fekola Mine in Mali.

Mr. Reichert spent the first 10 years of his mining career with Cominco Ltd in various progressive roles in Canada before joining Bema Gold as the General Manager of the Julietta Mine in January 2002 and the Kupol Mine during its development between January 2006 and July 2007. Thereafter, he continued his mining career as an executive at various gold, copper and chrome operating and development companies in the junior mining sector and as a due diligence consultant for mine financings. Mr. Reichert subsequently joined B2Gold, which was founded by the Bema Gold management team, in August 2016 as General Manager of the Fekola Project, guiding the transition from construction to operations and into steady-state operation.

Mr. Reichert holds a Bachelor of Applied Science in Mining and Mineral Process Engineering (University of British Columbia, Canada), Master of Science in Engineering (Queen’s University, Ontario, Canada) and a Graduate Diploma in Business Administration (Simon Fraser University, British Columbia, Canada).

"We are very pleased to appoint Randy as Vice President, Operations," commented Mr. Clive Johnson, President & CEO, B2Gold. "The addition of Randy to the executive team places the Company in an excellent position to continue to grow and develop its strong pipeline of world-class assets."

Mr. Reichert will be responsible for overseeing the technical, health and safety aspects of the Company’s mining activities and will assist with various studies from due diligence through construction and project evaluations.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com